EXHIBIT 99.1

Brookfield Renewable Completes Annual Filings

BROOKFIELD, News, Feb. 28, 2019 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) today announced that it has filed its 2018 annual report, including its audited financial statements for the year ended December 31, 2018, on Form 20-F with the SEC on EDGAR as well as with the Canadian securities regulatory authorities on SEDAR. These documents are also available at bep.brookfield.com and a hard copy will be provided to unitholders free of charge upon request.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 17,000 megawatts of installed capacity and an 8,000 megawatt development pipeline. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $350 billion of assets under management.

Contact information:

Media:
Claire Holland
Vice President – Communications
(416) 369-8236
claire.holland@brookfield.com

Investors:
Divya Biyani
Manager – Investor Relations
(416) 369-2616
divya.biyani@brookfield.com